October 7, 2010

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2010
File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated September 23, 2010. Your letter provides a comment regarding certain disclosures contained in the Publix Super Markets, Inc.’s (the Company) 2010 Definitive Proxy Statement. This letter is intended as a response to your comment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

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We note your response and your proposed revisions to prior comment three of our letter dated August 16, 2010. As we indicate in our comment, the standard to apply in determining competitive harm is the same as would apply when a company requests confidential treatment of confidential trade secrets or confidential commercial or financial information. The analysis you provided in your response letter dated December 20, 2007 does not clearly utilize this standard. Please enhance your analysis to explain why retrospective targets, such as sales and profits, will cause you competitive harm using the standards set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2 so that we can assess whether maintaining the confidentiality of these targets continues to be appropriate. Specifically, tell us why disclosing these targets after the fiscal year has closed will result in competitive harm; your arguments seem to hinge upon the disclosure of projected amounts, which we are not asking you to disclose. See Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

As stated in the Company’s 2010 Definitive Proxy Statement, the formula for the incentive bonus plan is determined so that if the sales and target profit goals (the Confidential Targets) for the fiscal year are achieved, the participants in the incentive bonus, including the named executive officers, will receive the target bonus of two months pay. We recognize the importance of providing performance-related information to the Company’s stockholders. However, we respectfully provide the following analysis to demonstrate that (i) none of the Confidential Targets is material in the context of the Company’s executive compensation policies or decisions or to our stockholders’ understanding of the Company’s compensation arrangements and (ii) disclosure of the Confidential Targets satisfies the standards set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2. Therefore, the Confidential Targets are not required to be disclosed because the quantitative operational and financial targets underlying each of the Confidential Targets involve confidential financial information, the disclosure of which would result in competitive harm to the Company.

Operating Environment

The retail food industry in which the Company operates is highly competitive with low profit margins. Competition is based primarily on quality of goods and service, price, convenience, product mix and store location. In addition, the Company competes with other retailers for additional retail site locations. The Company competes with retailers as well as other labor market competitors in attracting and retaining quality employees. The Company’s primary competition throughout its market areas is with several national and regional traditional supermarket chains, independent supermarkets and specialty food stores as well as non-traditional competition such as supercenters, membership warehouse clubs, mass merchandisers, dollar stores, drug stores, restaurants and convenience stores. As a result of the highly competitive environment, traditional supermarkets, including the Company, face business challenges. There has been a trend in recent years for traditional supermarkets to lose market share to nontraditional competition. Many traditional supermarkets are suffering economic stress as a result of the extremely competitive conditions which exist in the retail food industry. The success of the Company, in particular its ability to retain its customers, depends on its ability to meet the business challenges created by this competitive environment.

In order to meet the competitive challenges facing the Company, management continues to focus on the Company’s core strategies to differentiate it from its competition and present opportunities for increased market share and sustained financial growth. It is important for the Company to maintain the confidentiality of these core strategies. Further, in order to effectively compete in the highly competitive retail food industry, the Company believes that compensation should be set at responsible levels for all employees including its named executive officers and be consistent with the Company’s constant focus on controlling costs in its low margin business. To meet its compensation objective, the Company offers its named executive officers a base salary, incentive bonus plan, retirement benefits and other benefits. The Company does not have a specific compensation program focused on its named executive officers. Additionally, the Company does not currently provide other forms of compensation or arrangements frequently offered to executive officers such as long-term cash incentives; stock options, stock awards or other equity incentives; deferred compensation plans; or employment contracts/change in control agreements/severance agreements. Although the Company’s financial results are generally superior to the companies in its Peer Group Index (as defined in the Company’s 2010 Definitive Proxy Statement), the total compensation of the Company’s named executive officers is generally significantly less than the total compensation of the named executive officers of the companies in its Peer Group Index.

Confidential Targets Are Not Material

Over the past five fiscal years including 2009, incentive bonus participants, including the named executive officers, received an average incentive bonus of 2.1 months pay or approximately 16% of their base salary. Given that the incentive bonus represents only a relatively small portion of total compensation, we do not believe that the disclosure of any of the underlying targets are material in the context of the Company’s executive compensation policies or decisions and are not material to our stockholders’ understanding of the Company’s annual incentive compensation awards under the incentive bonus plan or the Company’s total executive compensation program. In accordance with the answer to Question 118.04 of the Staff’s Compliance and Disclosure Interpretations, if the Confidential Targets are not material in the context of the Company’s executive compensation policies or decisions, it is not required to disclose those performance targets. Further, we believe that disclosing the Confidential Targets would not further the objective of making executive compensation disclosure accessible to the average investor.

Instruction 1 to the rules governing the Compensation Discussion and Analysis states that the purpose of the Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. Thus, the rules governing the Compensation Discussion and Analysis merely require disclosure of the formula for determining awards to the extent material. Neither the rules nor the preamble to the rules expressly require performance target disclosure, if not considered to be material. The disclosures we provide regarding the structure of the incentive bonus plan and the amount of the annual incentive award that was achieved provide our stockholders with information sufficient to assess the degree of difficulty inherent in achieving the objectives. We believe further disclosure and analysis of each of the individual Confidential Targets and their achievement levels is not material to the understanding of the incentive bonus plan.

Disclosure of Confidential Targets would result in Competitive Harm

Instruction 4 to Item 402(b) of Regulation S-K provides that companies are not required to disclose target levels with respect to specific quantitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm. Both Instruction 4 to Item 402(b) of Regulation S-K and the answer to Question 118.04 of the Staff’s Compliance and Disclosure Interpretations also indicate that companies should use the same standard for evaluating whether target levels like the Confidential Targets may be omitted as would apply when making a confidential treatment request under Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying on Exemption 4 of the Freedom of Information Act (FOIA Exemption 4) and Rule 80(b)(4) thereunder. FOIA Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. The Company believes the Confidential Targets meet the three part test under FOIA Exemption 4 because the Confidential Targets (i) constitute trade secrets or commercial or financial information; (ii) were obtained from a person; and (iii) are privileged or confidential.

Commercial or Financial Information

The Company believes the performance targets and actual performance for the just completed fiscal year for the Confidential Targets are sensitive, confidential financial information because they represent unique financial data with respect to the business. The Company reports annual sales on a consolidated basis in its consolidated statement of earnings on Form 10-K in accordance with U.S. generally accepted accounting principles (GAAP). However, the sales goal and actual sales results used in the incentive bonus calculation are based only on sales from retail food operations. In addition, incentive bonus sales include revenues from our retail food operations that are not considered sales under GAAP (i.e., mall gift card and alternative venue revenues) and exclude other GAAP revenues (i.e., customer coupons). Similarly, the target profit goal used in the incentive bonus calculation is an adjusted profit result, not GAAP profit that is disclosed in the Company’s consolidated statement of earnings. As such, we believe that the Confidential Targets clearly constitute “commercial or financial information” under FOIA Exemption 4.

Obtained from a Person

The Confidential Targets were developed by the Company, which is a “person” for purposes of FOIA Exemption 4.

Privileged or Confidential

Commercial or financial information is considered “confidential” within the meaning of FOIA Exemption 4 where (i) it is not customarily disclosed to the public and (ii) disclosure would cause competitive harm to the Company.

Not customarily disclosed to the public – The Company has consistently treated its Confidential Targets and related actual results as highly confidential information that has not been publicly disclosed. Unlike the majority of its competitors, the Company is not publicly traded. The Company has chosen not to be a publicly traded company because of the advantages for its stockholders, most of whom are also its employees or former employees. A key advantage of not being publicly traded is that the Company does not disclose certain information that the Company’s publicly traded competitors often provide to investment analysts. As discussed above, the Company operates in the highly competitive retail food industry. Maintaining the confidentiality of business plans, projections, key financial metrics and other nonpublic information is key to the Company’s financial success. Our competitors closely monitor the Company’s operations. Our experience indicates that information obtained by our competitors is often detrimental to the Company. Disclosure even of historical targets gives our competitors insight into the Company’s historical business plan development, growth strategy, and assessment of the future industry and business environment, which can be extrapolated into current or future periods. This knowledge would allow competitors to adjust their own business strategies to better compete with the Company. The Company does not publicly disclose the Confidential Targets, the information contained in the Confidential Targets or the internal projections or operational goals on which the Confidential Targets are based for a number of strategic reasons, including the risk that such disclosure would provide the Company’s competitors with valuable insights into the Company’s business and strategies.

Disclosure would cause competitive harm to the Company – Disclosure and explanation of the Confidential Targets will provide our existing and potential competitors with valuable information about the Company’s retail food operations and performance. We believe that providing this information to our existing and potential competitors would provide them with business information which may limit or eliminate the competitive advantages of the Company. For example, as to target sales, we believe our competitors would use this information to better understand the Company’s other revenue streams and provide them with an incentive to devote additional resources to such businesses or to enter such businesses. As a result, the Company believes that the Confidential Targets may be withheld from disclosure because their disclosure would cause competitive harm to the Company.

Historical Data on the Difficulty of Achieving Targets

As stated in our response letter dated August 27, 2010, the Company will revise future proxy statements to provide historical data on annual bonus achievement levels to provide further information on the historical difficulty of achieving the performance targets. The Company believes disclosing the difficulty of achieving the performance targets, including the historical success rates in reaching the targets, provides our stockholders with valuable information on which to assess the difficulty of achieving the performance targets.

Conclusion

The Company believes the disclosure of actual bonus amounts, the detailed description of the incentive bonus plan, the level of achievement compared to the bonus target, and information provided on the difficulty of achieving the performance targets provides our stockholders with information sufficient to assess the degree of difficulty inherent in achieving the incentive bonus plan’s objectives. The Company also believes that the Confidential Targets are not material in the context of the Company’s executive compensation policies or decisions. Further, the Company believes that the disclosure of additional financial information and metrics, such as the incentive bonus sales and target profit results, will provide competitors with additional information that they may use to compete more effectively with us. Due to the above reasons, the Company believes that the Confidential Targets are confidential information which, if disclosed, would result in competitive harm.

To provide additional clarity, the Company will disclose in future filings that the target incentive bonus sales and profit results are modified measures of the applicable GAAP results.

Our last two letters from you have been sent to fax number (863) 284-5532. This is not a fax number within the financial area and the first such letter was initially misdirected. If you send us future letters by fax, please use fax number (863) 616-5704.

We hope this letter will resolve your comment on the Company’s Definitive Proxy Statement. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

 /s/ David P. Phillips

David P. Phillips

Chief Financial Officer and Treasurer

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